Peter Byrne T: +1 212 479 6778 pbyrne @cooley.com	Via E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	DHC Acquisition Corp

Form 10-Q for the Quarter Ended March 31, 2023

Filed May 22, 2023

CIK No. 0001838163

Dear Mr. Gabor:

On behalf of our client, DHC Acquisition Corp (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comment issued by the Staff over the telephone on July 7, 2023 (the “Oral Comment”) regarding the Company’s Form 10-Q for the Quarter Ended March 31, 2023.

In response to the Oral Comment, the Company confirms to the Staff that in connection with the 24 month anniversary of the consummation of the Company’s initial public offering (the “IPO”), Continental Stock Transfer & Trust Company (the “Trustee”), the trustee with respect to the trust account the Company established for the benefit of the Company’s public shareholders and the underwriters of the IPO (the “Trust Account”), liquidated the U.S. government treasury obligations and money market funds held in the Trust Account and placed such proceeds in an interest bearing cash bank account. The Company also confirms to the Staff that it will make the foregoing clear in future filings.

Please do not hesitate to contact Peter Byrne at (212) 479-6778 of Cooley LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Peter Byrne
Peter Byrne

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com